SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 7

Dell Inc.
________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________
(Title of Class and Securities)

24702R101
_______________________________________________________

(CUSIP Number of Class of Securities)

O. Mason Hawkins
Chairman of the Board and C.E.O.

Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN  38119
(901) 761-2474
___________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 18, 2013
___________________________________________
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) 36,073,160 shares
	8	SHARED OR NO VOTING POWER 27,939,000 shares (Shared) 7,645,668 shares (No Vote)
	9	SOLE DISPOSITIVE POWER (Discretionary Accounts) 43,718,828 shares
	10	SHARED DISPOSITIVE POWER 27,939,000 shares (Shared) 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,657,828* shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☒ See Item 5(a)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1%
14		TYPE OF REPORTING PERSON IA

* This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) None
	8	SHARED OR NO VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 7 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 8, 2013, as amended by Amendment No. 1 filed on February 12, 2013, Amendment No. 2 filed on March 5, 2013, Amendment No. 3 filed on March 15, 2013, Amendment No. 4 filed on May 10, 2013, Amendment No. 5 filed on May 13, 2013, and Amendment No. 6 filed on May 16, 2013 (the “Schedule 13D”), which relates to the common stock, par value $0.01 (the “Securities”) of Dell Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The respective investment advisory clients of Southeastern used approximately $1,073,510,821.00 in the aggregate to purchase the Securities reported in the Schedule 13D. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following immediately after the tenth paragraph thereof:

On June 18, 2013, Southeastern entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master III LP and High River Limited Partnership (collectively, the “Icahn Buyer”), in which Southeastern irrevocably sold 71,657,828 shares of the Securities to the Icahn Buyer at $13.52 per share for an aggregate price of $968,813,834.56 (the “Transferred Shares”).  Southeastern and the Icahn Buyer also agreed that, promptly following June 18, 2013 and subject to obtaining the necessary consent, Southeastern will sell an additional 352,500 shares of the Securities to the Icahn Buyer at $13.52 per share for an additional consideration of $4,765,800.00 (the “Additional Shares”).  Pursuant to the Stock Purchase Agreement, the Icahn Buyer has the right to receive all future dividends, including, if declared and paid, the quarterly dividend payable on July 21, 2013.  Southeastern also granted to the Icahn Buyer and its designees an irrevocable proxy to vote the Transferred Shares at the special meeting of shareholders of the Issuer to be held on July 18, 2013 (as adjourned, postponed or rescheduled) (the “Special Meeting”), as directed by the Icahn Buyer.  A copy of the Stock Purchase Agreement is incorporated by reference and attached hereto as Schedule IX.

On June 18, 2013, Southeastern and the Icahn Buyer also entered into a side letter (the “Side Letter”), in which Southeastern agreed that following the 2013 annual meeting of shareholders of the Issuer (the “2013 Annual Meeting”), if a majority of the newly elected directors of the Issuer were nominees of either Southeastern or the Icahn Buyer, Southeastern will not tender any beneficially owned shares into any tender offer commenced by the Issuer within six months of the conclusion of the 2013 Annual Meeting.  In addition, Southeastern and the Icahn Buyer agreed to share all fees and expenses related to the solicitation of proxies at the Special Meeting on a pro rata basis in accordance with their respective share ownership.  A copy of the Side Letter is incorporated by reference and attached hereto as Schedule X.

Southeastern and the Icahn Parties (as defined in Item 5) will continue to act in concert solely for the purposes of promoting the transactions and proposals contained in the Stock Purchase Agreement, the Side Letter, and the May 9 Letter, including pursuing a superior proposal in connection with the proposed management buyout transaction, urging shareholders to vote against the proposed management buyout transaction, the joint solicitation for proxies for the 2013 Annual Meeting and the joint solicitation of proxies for the Special Meeting.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 71,657,828 shares of the common stock of the Issuer, constituting approximately 4.1% of the 1,756,073,637 shares outstanding.  This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.  The calculation of the foregoing percentage is based on the number of shares disclosed as outstanding as of June 6, 2013 by the Issuer in its Form 10-Q, filed with the Securities and Exchange Commission on June 12, 2013.

	Common Shares Held		% of outstanding Common Shares
Voting Authority

Sole:	36,073,160		2.1%
Shared:	27,939,000	*	1.6%
None:	7,645,668		0.4%

Total	71,657,828	**	4.1%

*Consists of shares owned by Longleaf Partners Fund.  This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

**Does not include 705,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.  352,500 of these shares are the “Additional Shares” to be sold pursuant to the Stock Purchase Agreement.  After such sale, this non-discretionary account will own 352,500 shares.

Dispositive Authority

Sole:	43,718,828		2.5%
Shared:	27,939,000	*	1.6%
None:	0		0.0%

Total	71,657,828	**	4.1%

*Consists of shares owned by Longleaf Partners Fund.  This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

 **Does not include 705,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares. 352,500 of these shares are the “Additional Shares” to be sold pursuant to the Stock Purchase Agreement.  After such sale, this non-discretionary account will own 352,500 shares.

Southeastern has agreed to act in concert with High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, Icahn Offshore LP, Icahn Partners LP, Icahn Onshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (collectively, the “Icahn Parties”) solely for the purposes of promoting the transactions and proposals contained in the Stock Purchase Agreement, the Side Letter, and the May 9 Letter, including pursuing a superior proposal in connection with the proposed management buyout transaction, urging shareholders to vote against the proposed management buyout transaction, the joint solicitation for proxies for the 2013 Annual Meeting and the joint solicitation of proxies for the Special Meeting.  Based on the foregoing, the Icahn Parties and Southeastern have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and may be deemed to beneficially own 224,136,478 shares of the common stock of the Issuer, constituting approximately 12.8% of the 1,756,073,637 shares outstanding.  However, Southeastern expressly disclaims beneficial ownership of the 152,478,650 Securities beneficially owned by the Icahn Parties and their related affiliates. Southeastern, in accordance with its fiduciary duties, also expressly retains the sole voting and investment power of the Securities it beneficially owns. The Icahn Parties and their related affiliates have filed a separate Schedule 13D with respect to their interests.

(b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts.  Shares held by any Series of Longleaf Partners Funds Trust are reported in the “shared” category.

(c) Purchase or sale transactions in the Securities during the past 60 days are disclosed on Schedule II.

(d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts.  Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following immediately after the second paragraph thereof:

On June 18, 2013, Southeastern and the Icahn Buyer entered into the Stock Purchase Agreement and the Side Letter, as more fully described in Item 4 and incorporated by reference hereto.  A copy of Stock Purchase Agreement and the Side Letter are incorporated by reference and attached hereto as Schedule IX and Schedule X, respectively.

Item 7.	Material to be Filed as an Exhibit

Item 7 is hereby amended and supplemented by adding the following immediately after the eighth paragraph thereof:

Schedule IX.  Stock Purchase Agreement, dated June 18, 2013.

Schedule X.  Side Letter, dated June 18, 2013.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2013

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of June 18, 2013.

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Schedule II of the Schedule 13D is hereby amended and restated in its entirety as follows:

SCHEDULE II
Transactions in the Last Sixty Days

Transaction Type	Date	# of Shares		Price Per Share*

Sale	4/23/2013	9,000		$ 13.15
Sale	4/23/2013	2,000		$ 13.15
Sale	4/23/2013	2,000		$ 13.15
Sale	4/23/2013	3,000		$ 13.15
Sale	4/30/2013	35,200		$ 13.35
Sale	5/17/2013	95,100		$ 13.41
Sale	5/20/2013	1,900		$ 13.40
Sale	5/20/2013	13,750		$ 13.40
Sale	5/20/2013	22,250		$ 13.40
Sale	5/20/2013	16,000		$ 13.40
Sale	5/20/2013	8,000		$ 13.40
Sale	5/20/2013	7,000		$ 13.40
Sale	5/20/2013	6,000		$ 13.40
Sale	5/20/2013	5,000		$ 13.40
Sale	5/20/2013	3,380		$ 13.40
Sale	5/20/2013	17,000		$ 13.40
Sale	5/20/2013	2,120		$ 13.40
Sale	5/28/2013	4,000		$ 13.36
Sale	5/28/2013	5,000		$ 13.36
Sale	5/28/2013	3,000		$ 13.36
Sale	5/28/2013	3,000		$ 13.36
Sale	5/28/2013	13,000		$ 13.36
Sale	5/28/2013	3,000		$ 13.36
Sale	5/28/2013	227,400		$ 13.36
Sale	6/10/2013	284,902		$ 13.43
Sale	6/12/2013	282,200		$ 13.37
Sale	6/18/2013	71,657,828	†	$ 13.52

Sales by Southeastern at the direction of a client in the ordinary course of business on NASDAQ or through Electronic Communication Networks (ECNs).

In addition to the above transactions, on April 19, 2013, May 17, 2013, and May 30, 2013, clients of Southeastern terminating their advisory relationship removed 179,000, 689,000, and 1,122,000 shares, respectively, from Southeastern’s discretion.

Transaction Type	Date	# of Shares	Price Per Share

Exercise of Options**	5/15/2013	25,000,000	$ 7.00

* Net of commissions

**The exercise of these options did not alter Southeastern’s beneficial ownership of the underlying Securities as Southeastern had previously reported beneficial ownership of such Securities in the Schedule 13D.

† On June 18, 2013, Southeastern and the Icahn Buyer entered into the Stock Purchase Agreement, as more fully described in Item 4 and incorporated by reference hereto.  Promptly following June 18, 2013 and subject to obtaining the necessary consent, Southeastern will sell an additional 352,500 shares of the Securities at $13.52 per share to the Icahn Buyer.

SCHEDULE IX

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of June 18, 2013 (this “Agreement”), by and among Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master III LP and High River Limited Partnership (“High River”, and together with Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, the “Icahn Entities”, or collectively, the “Buyer”), and Southeastern Asset Management, Inc., individually and on behalf of its clients (“Southeastern” or the “Seller”).  Each of the Buyer and Seller are referred to in this Agreement as a “Party” and collectively, as the “Parties.”

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, by signing this Agreement, the Parties hereby agree as follows:

1.           Simultaneously with the execution and delivery of this Agreement, the Buyer irrevocably purchases from the Seller and the Seller irrevocably sells to Buyer an aggregate of 71,657,828 shares (the “Initial Shares”, and together with the Additional Shares (as defined below), the “Transferred Shares”) of common stock, par value $0.01 per share (the “Shares”) (in such amounts among the Icahn Entities as set forth on Schedule I hereto) of Dell Inc. (the “Company”), free and clear of all Encumbrances, at $13.52 per Share in immediately available funds, for aggregate consideration of $968,813,834.56. Promptly following the date hereof Seller shall sell to Buyer and Buyer shall purchase from Seller, an additional 352,500 Shares, free and clear of all Encumbrances (the “Additional Shares”) (subject to obtaining the necessary consent (the “Consent”) for such sale), at $13.52 per Share in immediately available funds, for additional consideration of $4,765,800.00.

2.           The Buyer and the Seller shall use best efforts to cause such transactions to settle as soon as possible (such date, a “Settlement Date”), but in no event shall such transaction for the Initial Shares settle later than June 21, 2013. The Seller shall deliver the Transferred Shares to an account as directed by Buyer (via DTC book entry transfer) against delivery of immediately available funds to an account designated by Seller.

3.            Each Party acknowledges that the other Party may be obligated to disclose and/or file a copy of this Agreement pursuant to United States securities laws and agrees that nothing in this Agreement shall restrict the Parties’ ability to make such disclosures or filings.

4.            Each Party has conducted its own investigation with respect to the Shares, acknowledges that the other Parties may be in possession of material, nonpublic information regarding the Company and agrees that no other Party shall have any obligation to disclose such information to such Party.

5.            Each Party represents and warrants to the other Party on the date hereof and as of the Settlement Date that:

(a)	it is duly organized and validly existing under the laws of its jurisdiction of organization or incorporation and is in good standing under such laws;

(b)
it has full power and authority to enter into this Agreement and to perform the transactions and its respective obligations contemplated by this Agreement, and this Agreement and such transactions have been duly authorized, are valid and enforceable against it, are not in contravention of any law, order or agreement by which it is bound and do not require any consent, notice or filing of any kind (except as required under the securities laws) other that such consents and notices as have already been obtained, and with respect to the Additional Shares only, the Consent;

(c)
it is a sophisticated seller or buyer, as the case may be, and has adequate information concerning the Shares to make an informed decision regarding the sale and purchase contemplated by this Agreement, is able to bear the economic risk associated with the sale or purchase of the Shares, has such knowledge and experience, and has undertaken transactions regarding investments of a similar nature, so as to be aware of the risks and uncertainties inherent in the sale or purchase of securities of the type contemplated herein, and has independently and without reliance upon the other Party, and based on such information as it has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that each Party has relied upon the representations, warranties and covenants of the other Party expressly provided in this Agreement;

(d)	it acknowledges that the other Party has not given it any investment advice, credit information or opinion on whether the transaction contemplated hereby is prudent; and

(e)	it is an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Act").

6.           The Buyer represents, warrants, covenants and agrees to and with the Seller that as of the date hereof and as of the Settlement Date:

(a)
none of the Seller nor any of its affiliates shall have any obligation or liability for any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by this Agreement incurred by any Person;

(b)
all amounts payable to the Seller hereunder shall be delivered to the Seller without any deductions or withholdings by any Person for brokerage fees, commissions, underwriting discounts, taxes or otherwise; and

(c)	it is purchasing the Shares solely for its own account and not with a view toward resale, transfer or distribution thereof and not with any present intention of distributing any of the Shares.

“Person” shall mean any individual, corporation, company, association, partnership, limited liability company, joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof;

7.            Seller represents, warrants, covenants and agrees to and with Buyer that as of the date hereof and as of the Settlement Date:

(a)
Seller has authority to transfer to Buyer, and does hereby transfer to Buyer, good, valid and marketable title to that number of Transferred Shares (including, when delivered to Buyer, the Additional Shares) listed next to its name on Schedule II hereto under the column titled the Transferred Shares, free and clear of any and all Encumbrances. Seller and its affiliates have the sole right to dispose or direct the disposition of that number of Shares listed next to its name on Schedule II hereto.  Of the 72,010,328 Transferred Shares, Seller has the sole right to vote or direct the vote of  64,012,160 Shares, but does not have authority to vote or direct the vote with respect to 7,998,168 Shares (the “Non-Voting Shares”). “Encumbrance” shall mean any security interest, claim, pledge, lien, charge, voting agreement, proxy, mortgage, conditional sale agreement, title retention agreement, option, adverse claim of ownership or use, any restriction on ownership, use, voting or transfer, or any other encumbrance of any kind, character or description whatsoever;

(b)	Seller’s clients have good, valid and marketable title to that number of Shares listed next to its name on Schedule II hereto under the column titled the Retained Shares (the “Retained Shares”);

(d)
Seller and its affiliates beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) an aggregate of (and not more than) 143,315,656 Shares, which includes both the Retained Shares and the Transferred Shares, but excludes 705,500 Shares over which neither the Seller nor its affiliates have beneficial ownership;

(e)
Seller is not, as of the date hereof, and nor will Seller become, a party to any agreement, arrangement or understanding with any Person which could result in Buyer having any obligation or liability for any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by this Agreement;

(f)
Seller agrees that Buyer shall receive and shall be entitled to receive the $0.08 per Share quarterly dividend that is payable on July  21, 2013 (or such other date that the second quarter dividend is actually paid) to holders of record on July 1, 2013, relating to the Transferred Shares, which in the aggregate, shall be $5,760,826.24. To the extent Seller or its managed accounts or other owners of the Transferred Shares, receives such dividend payment or any part thereof, Seller shall immediately notify Buyer and shall wire and shall caused to be wired such dividend payment to Buyer as instructed by Buyer; and

(g)
Seller hereby grants to Buyer and its designees an irrevocable proxy to vote the Transferred Shares (other than the Non-Voting Shares).  As of June 3, 2013, the record date for the Special Meeting (as defined below), Seller owned of record, or beneficially owned and had the right to instruct and cause the record owner to vote, the Transferred Shares.  Seller has the right to vote and shall cause the Transferred Shares to be voted in connection with the Special Meeting of Shareholders of the Company scheduled to be held on July 18, 2013 (as adjourned, postponed or rescheduled, the “Special Meeting”) as directed by Buyer.  In connection therewith, Seller  shall (1) cause, the Transferred Shares owned of record, and (2) instruct and cause the record owner, in the case of all Transferred Shares beneficially owned but not owned of record, to vote all such Transferred Shares (other than the Non-Voting Shares) in accordance with the written instructions of Buyer, and upon Buyer’s request and in accordance with Buyer’s instructions, to complete, sign and deliver a proxy card in connection with the Special Meeting.  The Parties acknowledge that Buyer shall have sole and absolute discretion with respect to all voting instructions for the Transferred Shares.

8.            The sale and grant of voting rights, voting agreements, and proxies contemplated by the Parties herein is irrevocable.

9.            This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. All representations and warranties made by the Parties shall survive the execution, delivery and performance of this Agreement.

10.          This Agreement may be executed in counterparts, each of which when so executed shall be an original, but all such counterparts shall together constitute but one and the same instrument. Transmission by facsimile or electronic mail of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

11.           Except as expressly set forth in this Agreement, each Party acknowledges that the other has not made any representations, warranties or agreements of any kind. This Agreement represents the complete understanding of the parties hereto with respect to the subject matter hereof, shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state (without regard to any conflicts of law provisions thereof which would require the application of the laws of any other jurisdiction), and may only be modified or amended by the written agreement of both parties hereto.

12.           The Parties irrevocably and unconditionally submit exclusively to and accept the jurisdiction of the federal courts located in the State of Delaware or the courts of the State of Delaware located in Wilmington, Delaware for any action, suit or proceeding arising out of or based upon this Agreement or any matter relating to it and waive any objection that they may have to the laying of venue in any such court or that any such court is an inconvenient forum or does not have personal jurisdiction over them. The parties hereby irrevocably and unconditionally waive, to the fullest extent permitted by applicable law, any right that they may have to trial by jury of any claim or cause of action, or in any legal proceeding, directly or indirectly based upon or arising out of this Agreement (whether based on contract, tort or any other theory).

13.           The Parties hereto acknowledge that a breach of this Agreement would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, Seller hereby agrees that Buyer may seek equitable relief in the event of any breach or threatened breach of this Agreement, including injunctive relief against any breach hereof and specific performance of any provision hereof, in addition to any other remedy to which Buyer may be entitled, without the necessity of posting any bond or other security.

14.            The provisions of this Agreement are intended to be severable. If any provisions of this Agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or enforceability without in any manner affecting the validity or enforceability of such provision in any other jurisdiction or the remaining provisions of this Agreement in any jurisdiction.

15.            All notices, requests, demands and other communications to any Party given under this Agreement shall be in writing, hand delivered or sent by overnight courier, electronic transmission or telecopier (with confirmation received) to such Party at the address, electronic mail address or telecopy number specified for such Party on  Schedule III hereto, or at such other address, electronic mail address or telecopy number as such Party may subsequently request in writing. All notices, requests, demands and other communications will be deemed delivered when actually received.

[Remainder of page intentionally left blank.]

To indicate their agreement with the foregoing, the Parties have executed this Agreement by their duly authorized officers or representatives as of the date first set forth herein.

BUYER:

ICAHN PARTNERS LP

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND II L.P.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND III L.P.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

[Southeastern/Icahn SPA --Dell Shares, June 2013]

SELLER:

SOUTHEASTERN ASSET MANAGEMENT, INC.

By:	/s/ Andrew R. McCarroll
Name:	Andrew R. McCarroll
Title:	General Counsel

Schedule  I

Icahn Entity Share Purchases

Icahn Entity	Number of Shares Purchased
High River Limited Partnership
Icahn Partners LP
Icahn Master Fund LP
Icahn Master Fund II LP
Icahn Master Fund III LP
Total	72,010,328

Schedule  II

Seller Entity and Transferred Shares

Seller Entity	Number of Transferred Shares	Number of Retained Shares
Southeastern Asset Management, Inc. *	72,010,328**	72,010,328**

*	Individually, and on behalf of its clients
**	Includes 352,500 Shares over which Seller has neither voting nor investment discretion

Schedule III

Buyer’s Address for Notices and Delivery

767 Fifth Ave. 46th Floor
New York, NY 10153
Phone: (212) 702-4367
Fax: (866) 760-6959
acanova@sfire.com
Attention: Anthony Canova

767 Fifth Ave. 46th Floor
New York, NY 10153
Phone: (212) 702-4323
Fax: (866) 760-6959
kcozza@sfire.com
Attention:  Keith Cozza

Seller’s Address for Notices and Delivery

Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN 38119
Phone:  (901) 818-5185
Fax: (901) 260-0885
amccarroll@seasset.com
Attention:  Andrew McCarroll

SCHEDULE X

Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153

June 18, 2013

Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN 38119

Re:           Agreement Concerning Transferred Shares

Dear Mr. McCarroll:

Reference is made to that certain Stock Purchase Agreement, dated as of June 18, 2013, (the “SPA”) among Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master III LP and High River Limited Partnership (“High River”, and together with Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, the “Icahn Entities”), and Southeastern Asset Management, Inc., individually and on behalf of its clients (“Southeastern”) that was previously executed and delivered by the Parties.  Defined terms used herein and not otherwise defined shall have the meaning ascribed to such term in the SPA.

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, by signing this letter agreement, the Parties hereby agree as follows:

1.           Following the 2013 Annual Meeting of Shareholders of Dell Inc. (the “Company”), if a majority of the newly elected directors of the Company were nominees of either Buyer or Seller, Seller agrees that it shall not, and that it shall cause its affiliates not to, tender any beneficially owned Shares into any tender offer commenced by the Company within six months of the conclusion of the 2013 Annual Meeting of Shareholders of the Company.

2.           The Parties agree to share  (on a pro rata basis in accordance with their respective ownership of Shares following completion of the transactions contemplated herein) all fees and expenses relating to the solicitation of proxies at the Special Meeting of Shareholders of the Company scheduled to be held on July 18, 2013, including the fees and expenses of proxy advisors, printing and mailing expenses relating to proxy materials, except that each Party shall be solely responsible for its own legal fees and expenses whether in connection with the solicitation of proxies, the negotiation of this Agreement or otherwise.

If you are in agreement with the foregoing, please execute the signature page attached to this letter agreement.

Sincerely,

ICAHN PARTNERS LP

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND II L.P.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND III L.P.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Authorized Signatory

Agreed to and accepted by:

SOUTHEASTERN ASSET MANAGEMENT, INC.

By:	/s/ Andrew R. McCarroll
Name:	Andrew R. McCarroll
Title:	General Counsel